                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)


                         INSURANCE AUTO AUCTIONS, INC.
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                        (Title of Class of Securities)

                                   457875102
                                (CUSIP Number)


                           Mr. George F. Hamel, Jr.
                              VA Partners, L.L.C.
                              One Maritime Plaza
                                  Suite 1400
                        San Francisco, California 94111
                                (415) 362-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copy to:
                          Christopher G. Karras, Esq.
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                          Philadelphia, PA 19103-2793
                                (215) 994-4000

                               February 8, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                                 SCHEDULE 13D
--------------------                                      ---------------------
CUSIP NO. 457875102                                        Page 2 of 13
          ---------
--------------------                                       --------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Value Act Capital Partners, L.P
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,735,310**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,735,310**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,735,310
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
------------------------------------------------------------------------------

     *See Item 3
     **See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                   --------------------
CUSIP NO. 457875102                                        Page 3 of 13
          ---------
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      VA PARTNERS, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,866,000**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,866,000**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,866,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO (LLC)
------------------------------------------------------------------------------

     *See Item 3
     **See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
------------------------                                 ---------------------
CUSIP NO. 457875102                                        Page 4 of 13
          ---------
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      Jeffrey W. Ubben
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO *
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,866,000**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,866,000**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,866,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

     *See Item 3
     **See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                   --------------------
CUSIP No. 457875102                                        Page 5 of 13
          ---------
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      George F. Hamel, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,866,000**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,866,000**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,866,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.9%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

     *See Item 3
     **See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
----------------------                                    --------------------
CUSIP No. 457875102                                        Page 6 of 13
          ---------
----------------------                                    --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).

      Peter H. Kamin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF, OO*
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          58,457
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,866,000**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          58,457
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,866,000**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,924,457
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.4%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------

     *See Item 3
     **See Item 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This report on Schedule 13D ("Schedule 13D") relates to the common stock, $.001 par value per share (the "Common Stock"), of Insurance Auto Auctions, Inc., an Illinois corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 850 East Algonquin Road, Suite 100, Schaumburg, Illinois 60173.

Item 2.  Identity and Background.

     (a), (b) and (c). This Schedule 13D is filed jointly by (i) ValueAct Capital Partners, L.P. ("ValueAct Partners"), (ii) VA Partners, L.L.C. ("VA Partners"), (iii) George F. Hamel, Jr., (iv) Peter H. Kamin and (v) Jeffrey W. Ubben (Mr. Hamel, Mr. Kamin and Mr. Ubben, together with ValueAct Partners and VA Partners, the "Reporting Persons").

     ValueAct Partners is a Delaware limited partnership, the principal business of which is investing in securities. Its principal business address is One Maritime Plaza, Suite 1400, San Francisco, California 94111.

     VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services and to serve as the general partner of ValueAct Partners. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

     Messrs. Hamel, Kamin and Ubben are each managing members, principal owners and controlling persons of VA Partners, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member." Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111. The Managing Members, together with ValueAct Partners and VA Partners are sometimes collectively referred to herein as the "Reporting Persons."

     (d) and (e). None of the Reporting Persons has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f). Each of the Managing Members is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     VA Partners acquired beneficial ownership of 1,866,000 shares of Common Stock through ValueAct Partners and ValueAct Partners II, L.P., a Delaware limited partnership ("ValueAct Partners II") of which VA Partners is the general partner. The source of funds used for such acquisitions was the working capital of ValueAct Partners and ValueAct Partners II. The aggregate funds used by ValueAct Partners and ValueAct Partners II to make such purchases was $16,220,118.38 and $1,220,869.12, respectively. Mr. Kamin used personal funds in the aggregate amount of $657,641 to purchase the 58,457 shares of Common Stock of which he is the beneficial owner.

Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired the Issuer's Common Stock with the intention of influencing the Issuer's Board of Directors (the "Board") with the goals of increasing the Issuer's profitability and improving the Issuer's business prospects generally.

     Pursuant to the terms of a Shareholder Agreement dated February 15, 2001 (the "Shareholder Agreement") by and among the Issuer and the Reporting Persons, the Board: (i) elected Mr. Kamin and Mr. Ubben as members of the Issuer's Board,
(ii) accepted the resignations of Thomas J. O'Malia and Christopher G. Knowles from (A) the Board, (B) all other positions that either Mr. O'Malia or Mr. Knowles hold with the Issuer or any subsidiaries of the Issuer and (C) any employee benefit or other trust for the benefit of employees of the Issuer or any subsidiaries of the Issuer and (iii) elected Joseph Mazzella as Chairman of the Issuer's Board. The Shareholder Agreement also places certain restrictions on the Reporting Persons. Without the prior consent of the Board specifically expressed in a resolution duly adopted by the Board, which includes the affirmative vote of two of the Independent Directors (as defined in the Shareholder Agreement), the Reporting Persons shall not: (i) prior to the second anniversary of the Shareholder Agreement, acquire or offer to acquire, directly or indirectly, any Voting Securities (as defined in the Shareholder Agreement) unless such acquisition or offer is in connection with (A) the acquisition of a number of Voting Securities which results in the Reporting Persons Owning (as defined in the Shareholder Agreement) 25% or less of the outstanding Voting Securities, or (B) the exercise of a stock option granted to Mr. Kamin or Mr. Ubben pursuant to the Issuer's 1991 Stock Option Plan or a successor plan; or
(ii) prior to the close of business on the date that is the three month anniversary of the June 2001 annual meeting of the Issuer, (A) initiate, propose, or otherwise cause a special meeting of the shareholders of the Issuer to elect directors of the Issuer; or (B) deposit any Voting Securities into a voting trust, or other than as contemplated by the Shareholder Agreement, subject any Voting Securities to any arrangement or agreement with respect to the voting of any Voting Securities or other similar agreement; or (C) enter into any transaction with the Issuer or one of its majority-owned subsidiaries for the rendering of any services, or any employment, management, administration, advisory or consulting contract with the Issuer or one of its majority-owned subsidiaries, except for transactions with terms and conditions that are determined to be "fair and reasonable" to the Issuer and no less favorable than those which could be reasonably obtained from a third party, all as expressed in a resolution duly adopted by the Board, which includes the affirmative vote of two of the Independent Directors; or (D) seek, encourage or support, either alone or in connection with others, the election of members to the Board except as provided in Section 1 of the Shareholder Agreement, or seek the removal of any member of the Board other than Mr. Kamin or Mr. Ubben; or
(iii) make certain requests of the Issuer (or any directors, officers, employees or agents) to amend or waive or modify any provision of Section 2 of the Shareholder Agreement.

     The foregoing description of certain provisions of the Shareholders Agreement is qualified in its entirety by reference to the Shareholder Agreement, which is attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference.

     The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.  Interest in Securities of the Issuer.

     (a), (b). Shares beneficially owned by each of ValueAct Partners and ValueAct Partners II are reported as beneficially owned by VA Partners, as General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. By reason of such relationships ValueAct Partners is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members. VA Partners and the Managing Members disclaim beneficial ownership of the shares of Common Stock held by each of ValueAct Partners and ValueAct Partners II.

     ValueAct Partners is the beneficial owner of 1,735,310 shares of Common Stock, representing approximately 14.8% of the Issuer's outstanding Common Stock. ValueAct Partners II is the beneficial owner of 130,690 shares of Common Stock, representing approximately 1.1% of the Issuer's outstanding Common Stock. VA Partners and each of the Managing Members may be deemed the beneficial owner of an aggregate of 1,866,000 shares of Issuer Common Stock, representing approximately 15.9% of the Issuer's outstanding Common Stock. In addition to the 1,866,000 shares of Common Stock of which VA Partners and each of the Managing Members may be deemed to be the beneficial owners, Mr. Kamin owns and has sole power to vote and dispose of 58,457 shares of Common Stock. All percentages set forth in this Form 13D are based upon 11,715,936 shares of the Issuer's Common Stock outstanding, as reported in the Issuer's report on Form 10-Q dated November 14, 2000.

     (c). Pursuant to a Stock Purchase Agreement dated February 8, 2001, ValueAct Partners and ValueAct Partners II each respectively purchased 1,550,310 and 116,690 shares of Common Stock from Allstate Insurance Company, an Illinois insurance company ("Allstate"), the transaction which is the subject of this
Schedule 13D. At the closing thereunder, ValueAct Partners paid Allstate $16,220,118.38 for its 1,550,310 shares of Common Stock, and ValueAct Partners II paid Allstate $1,220,869.12 for its 116,690 shares of Common Stock (or $10.46 per share). On January 29, 2001, ValueAct Partners purchased 185,000 shares on the open market at a price of $9.32 per share. On January 29, 2001, ValueAct Partners II purchased 14,000 shares on the open market at a price of $9.32 per share. On January 26, 2001, Mr. Kamin sold 10,000 options for shares of Common Stock on the open market at an average price of $10.85 per option. On February 5, 2001, Mr. Kamin sold 600 shares of Common Stock on the open market at a price of $11.25 per share. On February 6, 2001, Mr. Kamin sold 6,000 shares of Common Stock on the open market at a price of $11.5626 per share. On February 8, 2001, Mr. Kamin sold 5,100 shares of Common Stock on the open market at a price of $12.00 per share.

     (d). Not applicable.

     (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than described elsewhere in this Schedule 13D, the Reporting Persons have no understandings, arrangements, or contracts relating to the Issuer's Common Stock and which are required to be described hereunder.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1.  Joint Filing Agreement dated February 16, 2001

     Exhibit 2.  Shareholder Agreement dated February 15, 2001

     Signature
     ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Power Of Attorney
                               -----------------

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                               VALUEACT CAPITAL PARTNERS, L.P.,

                               BY: VA Partners, L.L.C., its General Partner


                               By:/s/ George F. Hamel, Jr.
                                  _____________________________________
Dated:  February 16, 2001         George F. Hamel, Jr., Managing Member


                               VA PARTNERS, L.L.C.

                               By:/s/ George F. Hamel, Jr.
                                  _____________________________________
Dated:  February 16, 2001         George F. Hamel, Jr., Managing Member


                               /s/ Jerrfey W. Ubben
                               ________________________________________
Dated:  February 16, 2001      Jeffrey W. Ubben


                               /s/ George F. Hamel, Jr.
                               ________________________________________
Dated:  February 16, 2001      George F. Hamel, Jr.


                               /s/ Peter H. Kamin
                               ________________________________________
Dated:  February 16, 2001      Peter H. Kamin